Exhibit 4.2

AMENDMENT NO. 1 TO
PREFERRED STOCK RIGHTS AGREEMENT

         This Amendment No. 1 to Preferred Stock Rights Agreement is made as of December  3, 2001, between Solectron Corporation, a Delaware Corporation (the “Company”), and EquiServe Trust Company, N.A. (the “Rights Agent”).

         On June 29, 2001, the Company and Fleet National Bank (the former Rights Agent) entered into a Preferred Stock Rights Agreement (the “Rights Agreement”). On August 8, 2001, the Company, 3924548 Canada Inc. and C-MAC Industries Inc. (“C-MAC”) entered into a combination agreement, which agreement was amended on September 7, 2001 by an amendment entered into by the Company, 3924548 Canada Inc., Solectron Global Services Canada Inc. (“Exchangeco”) and C-MAC (as so amended, the “Combination Agreement”). The Combination Agreement provides for the combination of C-MAC with the Company pursuant to a plan of arrangement under Section 192 of the Canada Business Corporations Act.

         Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent wish to amend the Rights Agreement as provided herein in connection with the consummation of the transactions contemplated by the Combination Agreement. All capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Rights Agreement.

1.	The third parenthetical in Section (1)(d)(ii)(A) is hereby amended to read:

“(other than the Rights or the Exchangeable Share Rights)”.

2.	The following definitions are hereby added to Section 1, any subsequent subsections are deemed amended to reflect necessary changes to subsection numbers (eg. Section 1(p) becomes Section 1(r), Section 1(q) becomes Section 1(s), etc.) and any and all cross references in the Rights Agreement are deemed amended to reflect such subsection renumbering;

(p) “Exchangeable Share Rights” shall mean the exchangeable share purchase rights, each representing the right to purchase one exchangeable share of Exchangeco, as such number may be adjusted pursuant to the Exchangeable Share Rights Agreement, dated as of December 3, 2002, between Exchangeco, the Company and National Bank Trust.

(q) “Exchangeco” shall mean Solectron Global Services Canada Inc., a company continued and existing under the laws of Canada.

3.	Except as expressly modified by this Amendment No. 1, the Rights Agreement shall remain in full force and effect in accordance with its terms. To the extent there are any inconsistencies or ambiguities between this Amendment No. 1 and the Rights Agreement, the terms of this Amendment shall superseded the Rights Agreement.

4.	This Amendment No. 1 shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

5.	This Amendment No. 1 may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed as of the day and year first above written.

“COMPANY”	Solectron Corporation

By: /s/ Kiran Patel

Name: Kiran Patel

Title: Executive Vice President and Chief Financial Officer

“RIGHTS AGENT”	EquiServe Trust Company, N.A.

By: /s/ Tyler Haynes

Name: Tyler Haynes

Title: Managing Director